Notice to ASX/LSE Statement on AGM resolution to review the Rio Tinto dual- listed companies structure 19 March 2025 The Board of Rio Tinto is issuing this statement to all shareholders ahead of the AGMs on 3 April 2025 and 1 May 2025, to address a resolution requisitioned by Palliser Capital and certain other shareholders and related reports issued by Glass Lewis and ISS. As set out in the 2025 AGM Notice of Meeting, Palliser Capital has requisitioned a resolution directing Rio Tinto plc to form a committee of independent directors (with an external shareholder representative in attendance) to review whether a unification of the dual-listed companies (DLC) structure into an Australian- domiciled holding company is in the best interests of shareholders. The resolution further requires this committee to commission an independent expert report on this matter and publish a detailed report of the committee’s findings. The Board unanimously recommends shareholders vote against this resolution on the basis that: • The Board has already conducted a robust and comprehensive review of a unification of the DLC with five leading external advisers, the conclusions of which are clear. • Rio Tinto has engaged extensively with both Palliser Capital and a wide range of other shareholders, whose views have been fully taken into account. • A unification of the DLC would be value destructive for the Group and its shareholders. Assertions about US$50 billion of value erosion due to the Group’s DLC are both unfounded and misleading. • The rationale for unifying DLC structures at other companies (including BHP) does not apply to Rio Tinto for several reasons, including the location, growth outlook and tax profile of the Group’s assets, and the scale of the entity to be absorbed by the acquiring entity in any DLC unification. • A DLC unification is not required to provide the Group with strategic flexibility. • Since the DLC was formed in 1995, Rio Tinto has outperformed the FTSE100 and ASX2001. • The Board has already published its conclusions, and disclosure of further analysis in key commercially sensitive areas would be prejudicial to shareholders’ interests. • A further review of this topic would be wholly duplicative at a time of important execution against the Group’s strategic objectives. • A DLC unification review conducted by a Board committee with an external shareholder representative in attendance (as required by the resolution, if approved) carries significant governance implications, including the ability of the Board to effectively carry out its role. The remainder of this statement provides a summary of the Board’s position, with further detail in the Notice of Meetings and accompanying presentation on Rio Tinto’s website. The Board has already completed a recent comprehensive review of the DLC with significant input from leading external advisers, and from both Palliser Capital and our shareholders. As part of its focus on shareholder value, the Board has, in the ordinary course, periodically reviewed the merits of retaining the Group’s DLC structure. Most recently, a unification of the DLC was reviewed over several months in 2024, with substantial input and advice from five leading external advisers – financial advisers (Goldman Sachs and J.P. Morgan) and legal advisers (Linklaters LLP and Allens). Detailed tax EXHIBIT 99.1

Notice to ASX/LSE analysis was undertaken by leading professional services firm EY. Rio Tinto notes that half of the Board was appointed less than three years ago and brings fresh perspectives, and the Board benefits from directors with directly relevant capital markets and financial services expertise. This review took account of the specific characteristics of Rio Tinto’s DLC structure. Forming conclusions based on comparisons to other DLC structures is overly simplistic and misleading given the unique nature of each DLC. For example, relative to the former BHP DLC structure, Rio Tinto has (i) a materially different geographic asset mix, growth outlook and therefore tax profile, and (ii) a far greater proportion of the shares held through the plc company (77% at Rio Tinto compared to 42% at BHP prior to its DLC being unified) that would need to be acquired as part of a DLC unification under the Limited company. Rio Tinto welcomes dialogue with all shareholders to drive sustainable value, and has met Palliser Capital seven times in 2024 and 2025, including our Chair, CEO and CFO. It has also engaged widely with other shareholders since summer 2024 to seek their input and perspectives. The findings of this review and shareholder feedback were carefully considered by the full Board at multiple meetings, including independent non-executive directors and all new Board members who joined after the first review. The conclusions and recommendations of the review were critically and comprehensively tested and challenged by the Board. The Board also considered Palliser Capital’s publications and the desk-top review conducted by Grant Thornton dated 10 March 2025 that was commissioned by Palliser Capital. The Board has published its conclusions through the Notices of Meeting and related presentation on the Rio Tinto website, and it has discussed this matter with a broad range of shareholders. The Board believes that disclosure of further analysis in key commercially sensitive areas would be prejudicial to shareholders’ interests. A DLC unification would be value destructive for the Group and its shareholders The detailed tax analysis by EY concluded that a DLC unification would result in expected tax costs in mid- single digit US$ billions, and would therefore reduce net asset value. Further, a DLC unification is expected to result in significant “wastage” of franking credits in the future given the >3x increase in franked dividends paid to Rio Tinto shareholders, a large portion of whom would not be expected to benefit from them as they would not be tax-resident in Australia. This would likely leave Rio Tinto unable to pay fully franked dividends in the longer term, which could adversely impact on the individual tax position of Australian shareholders and on the Rio Tinto share price in due course. The economic justification for a DLC unification would therefore need to rely heavily on Palliser Capital’s flawed and unsubstantiated claim that the share price of a unified Rio Tinto would trade up to, and ultimately surpass, the current price of Rio Tinto Limited, despite the valuation headwinds described above, which implies that the DLC unification would need to add c.US$20 billion of value to the Group’s market capitalisation. This would require shareholders to fundamentally re-assess how they value Rio Tinto today and/or require incremental demand of tens of billions of US dollars from Australian tax-resident investors that can benefit from (and value) franking credits. This far exceeds aggregate volumes of equity issuance across the entire Australian equity market each year and is many multiples of any equity raise ever previously completed on the ASX. The Board strongly rejects the misleading assertion that the DLC has resulted in value destruction of c.US$50 billion Palliser Capital’s assertions of an alleged c.US$50 billion of value loss due to the DLC structure are unfounded and misleading. This topic was not addressed by Grant Thornton in its desk-top report. Palliser Capital argues that the “inability to issue stock for M&A” under Rio Tinto’s existing DLC structure has cost shareholders c.US$35.6 billion in value. To the contrary, the DLC structure does not prevent share-based acquisitions, as demonstrated on previous transactions by DLC acquirers, including Rio Tinto’s acquisition of Comalco, Rio Tinto’s acquisition of Ashton

Notice to ASX/LSE and BHP Billiton’s proposed acquisition of Rio Tinto. As such, a DLC unification is not required to provide the Group with hypothetical strategic flexibility. Palliser Capital’s assertion is based on hypothetical assumptions on how historical acquisitions could have been funded without any consideration of relevant factors that Rio Tinto assesses when determining how to finance acquisitions, including our capital allocation framework and balance sheet capacity, the expectation of shareholder returns under different funding scenarios, and each acquisition counterparty’s willingness to accept Rio Tinto shares. Palliser Capital further argues that since the formation of the DLC structure in 1995, c.US$14.7 billion of additional franking credits would have been utilised without the DLC structure in place. This relies on unreasonable assumptions on sufficient incremental demand for unified Rio Tinto shares from Australian tax- residents, and does not account for the Group likely being unable to pay fully franked dividends in the longer term under a unified structure. The Board unanimously recommends that shareholders vote against Palliser Capital’s resolution The Board is open-minded and pragmatic about ideas that are consistent with driving sustainable long-term value for all shareholders. Rio Tinto is a global mining leader, and has a clear strategy to deliver sustainable shareholder value through attractive growth, unlocking the full potential of its portfolio and strong cash generation. The Board believes there is broad support from its shareholders for this strategy. In particular at a time of important execution against this strategy, the Board believes a further review of a DLC unification would be wholly duplicative of the robust and comprehensive work and engagement recently undertaken. As noted above, the Board periodically reviews the merits of the DLC, and will continue to do so. For the reasons set out in this statement, the Board unanimously recommends to shareholders that they vote against Resolution 24 of the Rio Tinto plc AGM and Resolution 21 of the Rio Tinto Limited AGM. 1 From 21 December 1995 (when the DLC was formed) to 31 December 2024.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

Notice to ASX/LSE Forward-looking statements This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto's products, production forecasts and reserve and resource positions), are forward-looking statements. The words "intend", "aim", "project", "anticipate", "estimate", "plan", "believes", "expects", "may", "should", "will", "target", "set to", “would” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate. Such forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding Rio Tinto's present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto's values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low- carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto's relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict; breaches of Rio Tinto's policies, standard and procedures, laws or regulations; trade tensions between the world's major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto's most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Forward- looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward- looking statements. Actual results, performance or achievements may differ materially from those expressed or implied in those statements and any projections and assumptions on which these statements are based. These statements may assume the success of Rio Tinto’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forward-looking statements contained in this announcement. These forward-looking statements speak only as of the date of this report. All subsequent oral or written forward-looking statements attributable to Rio Tinto or any of its respective associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance.